Exhibit 13.2

TESTING-THE-WATERS MATERIALS

Investor Update dated July 24, 2026

Posted on the Investor Update tab of the Reinvest application on July 24, 2026. Reproduced below as posted.

July 24, 2026 at 06:42:51 AM PT

INVESTOR UPDATE

ANTICIPATED FUNDRAISE: SEPTEMBER 2026

😇 Just a quick note: we might fundraise in September, mostly to go buy more real estate with cash! Build the piggy bank for the future and grow our scale. As we have always said, our goal is to buy at roughly 20% below market value in quality areas. If we can keep getting those deals, we believe the raise could be accretive to long-term value per share. No discount, deal, or outcome is guaranteed.

😇 To be clear: this would be an equity raise. We have no bank debt, and we are not looking for any loans.

Use of Proceeds

✅ ~85% of net proceeds anticipated for real estate investments

✅ ~15% of net proceeds anticipated for possible future software development

😇 On the 15%: cash collections from our software and memberships have so far exceeded our software development spending, so we may not need all or any of it. It is intended as flexibility, and any unused portion may be held as cash or invested in software, depending on what makes sense at the time.

Anticipated Pricing

✅ Approximately $1.89 per share (contemplated preferred equity), potentially with a preferred (and tax-preferential) yield through the end of the decade (details to follow).

This is an official disclosure of House Hack, Inc., freely accessible to the public.

IMPORTANT LEGAL NOTE: No fundraise or other offering has been approved and no definitive terms have been finalized. The anticipated timing, pricing, structure, yield, and use-of-proceeds allocations are estimates that may change materially, and the fundraise may not occur. Statements regarding targeted discounts, potential accretion, or value creation are forward-looking opinions about strategy, not guarantees or valuations. The approximately $1.89 per-share figure is a contemplated reference point for a proposed preferred security in a potential future

fundraise. It is not an appraisal, valuation, or determination of the fair market value of the Company's Non-Voting Common Stock or any other security. No securities are being sold pursuant to this update, and this update is not an offer to sell or a solicitation of an offer to buy any securities. Any offering would be made only through definitive offering materials where lawful. This update contains forward-looking statements subject to the risks described in the Company's Form 1-K for fiscal year 2025, available at sec.gov. The Company undertakes no obligation to update these statements except as required by law.

TESTING-THE-WATERS NOTICES: (1) No money or other consideration is being solicited by this communication, and if sent in response, it will not be accepted. (2) No offer to buy the securities can be accepted, and no part of the purchase price can be received, until an offering statement is qualified with the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date. (3) A person's indication of interest involves no obligation or commitment of any kind.

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